Q 77C Matters submitted to a vote of security holders

At a Special Metting of Shareholders of the Capital Growth Series held on April 23, 2001 such shareholders voted for the following proposals:

1. That with respect to the Capital Growth Series a new advisory agreement between New England Investment Management, LLC (NEIM) and the Trust is hereby approved.

For 	$1,474,441,721
Against     45,458,461
Abstain	    57,069,448
Total	$1,576,969,630

2. That with respect to the Capital Growth Series a new subadvisory agreement between NEIM and Capital Growth Manangment Limited Partnership is hereby approved.

For 	$1,471,273,667
Against     48,884,537
Abstain	    56,811,426
Total	$1,576,969,630

3. That with respect to the Capital Growth Series the proposal to permit NEIM, to the extent permitted by any exemption or exemptions granted by the Securities and Exchange Commission, to enter into new or amended agreements with any subadviser with respect to the Capital Growth Series without obtaining shareholder approval of such agreements, and to permit such subadvisers to manage the assets of the Capital Growth Series pursuant to such subadvisory agreements is hereby approved.

For 	$1,409,269,922
Against    102,646,000
Abstain	    65,053,708
Total	$1,576,969,630